SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of October 2006
CNH GLOBAL N.V.
(Translation of Registrant’s Name Into English)
World Trade Center
Tower B, 10th Floor
Amsterdam Airport
The Netherlands
(Address of Principal Executive Offices)
     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
     Form 20-F    X    Form 40-F
     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
     Yes          No   X
     (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ___.)

CNH GLOBAL N.V.
Form 6-K for the month of October 2006
List of Exhibits:
1.	Registrant’s Summary North American Retail Unit Sales Activity For Selected Agricultural and Construction Equipment, During the Month of September and Cumulative for 9 Months 2006, And Indicators of North American Dealer Inventory Levels for Selected Agricultural Equipment at the End of August 2006 Relative to Industry Results or Levels, Compared with Prior Year Periods.

CNH Global N.V.
Summary North American Retail Unit Sales Activity
For Selected Agricultural and Construction Equipment
During the Month of September and Cumulative for 9 Months 2006,
and Indicators of North American Dealer Inventory Levels for Selected Agricultural
Equipment at the End of August 2006
Relative to Industry Results or Levels, Compared with Prior Year Periods
The following table summarizes selected agricultural and construction equipment industry retail unit sales results in North America as compared with prior year periods. Industry results for the current periods are expressed as a percentage change from the prior year periods, by major product category. The percentage change reflects only industry retail unit sales results and is derived from flash, or preliminary actual, data of the U.S. Association of Equipment Manufacturers (‘AEM’) and of the Canadian Farm and Industrial Equipment Institute (‘CFIEI’).
These industry data are based on unit sales as preliminarily reported by AEM and CFIEI member companies and include most, but not all, of the equipment sold in each of the categories. The data are subject to revision from time to time and caution should be maintained when using the data for any purpose. Actual results will vary and may not be known for some time. Over time, industry results will be adjusted to reflect actual sales differences, reclassifications, or other factors. Retail unit sales will fluctuate from month to month due to several factors, including timing of new products and new product introductions, product availability, and sales programs. CNH Global N.V.’s performance for the same periods is described relative to the change in industry results.
Also included in the table are indicators of North American dealer inventory levels. Industry data are derived from the flash, or preliminary actual, data of the AEM and CFIEI and expressed as the number of months of inventory on hand, based on the simple average of the previous 12 months retail unit sales results. CNH Global N.V.’s dealer’s inventory levels for the same periods are described relative to the industry levels.
This information reflects point-in-time data that is not necessarily representative of either the market or of CNH Global N.V.’s relative performance going forward, nor does it reflect or imply any forward-looking information regarding the market or CNH Global N.V.’s relative performance in that market.
Copies of the relevant monthly Agricultural Flash reports from AEM and CFIEI follow the table.

Page 2	CNH Global N.V.	September N.A. Activity

SUMMARY OF NORTH AMERICAN RETAIL ACTIVITY

	Total North
	American	CNH RELATIVE PERFORMANCE
CATEGORY	INDUSTRY	(All Brands)
RETAIL UNIT SALES:
MONTH of SEPTEMBER 2006

Agricultural Tractors:
under 40 horsepower (2WD)	(17.7)%	down high double digits

40 to 100 horsepower (2WD)	(3.9)%	down low double digits

over 100 horsepower (2WD)	(24.4)%	down moderate double digits, slightly worse than the industry

4 wheel drive tractors	(14.8)%	up moderate double digits

Sub total tractors over 40 hp	(7.7)%	down low double digits

Total Ag tractors	(13.6)%	down moderate double digits

Combines	(32.8)%	down high double digits

Loader/backhoes	down low double digits	down low double digits, in line with the industry

Skid Steer Loaders	down moderate double digits	down low double digits

Total Heavy
Construction Equipment	down mid–single digits	up low double digits

RETAIL UNIT SALES:
9 MONTHS, 2006

Agricultural Tractors:
under 40 horsepower (2WD)	(2.4)%	down low double digits

40 to 100 horsepower (2WD)	+0.8%	up low single digits

over 100 horsepower (2WD)	(13.9)%	down low double digits, slightly better than the industry

4 wheel drive tractors	(14.6)%	down low double digits, in line with the industry

Sub total tractors over 40 hp	(2.8)%	down low single digits, equal to the industry

Total Ag tractors	(2.6)%	down mid–single digits

Combines	(8.8)%	down high single digits, equal to the industry

Loader/backhoes	down low double digits	down mid–single digits

Skid Steer Loaders	down high single digits	up low single digits

Total Heavy Construction Equipment	up mid–single digits	up mid–single digits, in line with the industry

DEALER INVENTORIES:
END OF AUGUST 2006

Agricultural Tractors:
under 40 horsepower (2WD)	6.0 months supply	1/2 month more than the industry

40 to 100 horsepower (2WD)	5.7 months supply	in line with the industry

over 100 horsepower (2WD)	4.3 months supply	1 month more than the industry

4 wheel drive tractors	3.7 months supply	in line with the industry

Total tractors	5.6 months supply	in line with the industry

Combines	3.6 months supply	1 month more than the industry

Dated: October 10, 2006

Industry Trends
U.S. Ag Flash Reports

September 2006 Flash Report
U.S. Unit Retail Sales
(Report released 10/10/2006)
To download a PDF of this report, please click here.

							August 2006
	September	September		Y-T-D	Y-T-D		U.S. Field
Equipment	2006	2005	% Chg.	2006	2005	% Chg.	Inventory
Farm Wheel Tractors - 2 Wheel Drive
Under 40 HP	9,445	11,700	-19.3	98,809	102,750	-3.8	61,479
40 & Under 100 HP	5,940	6,269	-5.2	58,237	58,162	0.1	36,009
100 HP & Over	843	1,180	-28.6	12,100	14,518	-16.7	6,027
Total - 2 Wheel Drive	16,228	19,149	-15.3	169,146	175,430	-3.6	103,515
Total - 4 Wheel Drive	216	265	-18.5	2,193	2,664	-17.7	1,003
Total Farm Wheel Tractors	16,444	19,414	-15.3	171,339	178,094	-3.8	104,518
Combines (Self-Propelled)	809	1,225	-34.0	4,472	5,064	-11.7	1,885

These data are, in part, estimates that are subject to revisions when final detail data become available. Because of the seasonal nature of the industry, comparisons of monthly data from one period to another should be done with extreme caution. These data represent most, but not all, of the manufacturers in each product category being sold at retail in the fifty states and the District of Columbia.
Ag Flash Report is updated by the 15th of the month.
Interested in subscribing to market data reports? Click here. For further information, please contact Deb Carson at 414-298-4146.
To U.S. Ag Flash Report Archive >>

© 2006, AEM—Association of Equipment Manufacturers	Headquarters Office
Toll Free: 866-AEM-0442	6737 W. Washington Street, Suite 2400
Click here to read our Legal and Privacy Information	Milwaukee, WI 53214-5647
Contact Us	Phone: 414-272-0943 Fax: 414-272-1170

Industry Trends
Canadian Ag Flash Reports

September 2006 Flash Report Canada Unit Retail Sales
(Report released 10/10/2006)

These data are, in part, estimates that are subject to revisions when final detail data become available. Because of the seasonal nature of the industry, comparisons of monthly data from one period to another should be done with extreme caution. These data represent most, but not all, of the manufacturers in each product category being sold at retail in the Provinces of Canada.
To download a PDF of this report, please click here.
Copyright, AEM. All rights reserved. If data is referenced, please acknowledge AEM as the source.

		September			September YTD		August
							2006	2005
							Canadian	Canadian
							(Field)	(Field)
Equipment	2006	2005	% Chg.	2006	2005	% Chg.	Inventory	Inventory
Farm Wheel Tractors - 2 Wheel Drive
Under 40 HP	689	616	11.9	7,392	6,062	21.9	5,051	4,236
40 & Under 100 HP	494	423	16.8	4,903	4,467	9.8	3,491	3,290
100 HP & Over	213	217	-1.8	2,602	2,563	1.5	1,639	1,727
Total - 2 Wheel Drive	1,396	1,256	11.1	14,897	13,092	13.8	10,181	9,253
Total - 4 Wheel Drive	26	19	36.8	456	439	3.9	186	237
Total Farm Wheel Tractors	1,422	1,275	11.5	15,353	13,531	13.5	10,367	9,490
Combines (Self-Propelled)	126	166	-24.1	1,220	1,176	3.7	563	539
These data are, in part, estimates that are subject to revisions when final detail data become available. Because of the seasonal nature of the industry, comparisons of monthly data from one period to another should be done with extreme caution.
Ag Flash Report is updated by the 15th of the month.
Interested in subscribing to market data reports? Click here. For further information, please contact Deb Carson at 414-298-4146.
Go To Canadian Ag Flash Reports Archive >>

©2006, AEM Association of Equipment Manufacturers	Headquarters Office
Toll Free: 866-AEM-0442	6737 W. Washington Street, Suite 2400
Click here to read our Legal and Privacy Information	Milwaukee, WI 53214-5647
Contact Us	Phone: 414-272-0943 Fax: 414-272-1170

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNH Global N.V.
By:	/s/ Camillo Rossotto
Camillo Rossotto
Treasurer

October 11, 2006